SHAREHOLDERS AGREEMENT

     This Shareholders Agreement (this "AGREEMENT") is made as of the 17th day of November, 1997 by and among Universal International, Inc., a Minnesota corporation (the "COMPANY"), 99 Cents Only Stores, a California corporation (the "INVESTOR") and Mark Ravich, an individual.

                              R E C I T A L S

     WHEREAS, the Company has concurrently herewith issued and sold to the Investor 4,500,000 shares (the "Shares") of common stock, $.001 per share, of the Company (the "Common Stock").

     WHEREAS, Mr. Ravich is the Chief Executive Officer of the Company and owns beneficially and as of record those shares of the Common Stock as identified on Exhibit A attached hereto.

     WHEREAS, the Company, the Investor and Mr. Ravich desire to enter into this Shareholders Agreement in order to set forth their agreement with respect to the nomination of directors to the Company's Board of Directors, the voting for such directors and the appointment of members to the Compensation and Audit Committees of the Board of Directors.

     NOW, THEREFORE, in consideration of the foregoing recitals and covenants and agreements contained herein, the parties agree as follows:

                              A G R E E M E N T

1.   BOARD OF DIRECTORS

     1.1 So long as the Investor owns at least 20% of the Shares, the Company shall nominate and recommend to its shareholders that they elect designees of the Investor to the Board of Directors of the Company in such number that at all times the Investor's designees constitute at least one member less than a majority of the members of the Board of Directors of the Company.

     1.2 So long as Mark Ravich (a) beneficially owns, as determined pursuant to the rules and regulations promulgated under the Securities Act, at least 4% of the outstanding shares of Common Stock, and (b) consents to and has the capacity to serve on the Board of Directors of the Company, the Company shall nominate and recommend to its shareholders that they elect Mark Ravich to the Board of Directors of the Company.

     1.3 Mark Ravich shall vote the shares of Common Stock held by him in favor of electing the designees of the Investor to the Board of Directors of the Company so long as the Company is required to so nominate them as provided in clause 1.1 above.

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     1.4  The Investor shall vote its shares of Common Stock in favor of electing Mark Ravich to the Board of Directors of the Company so long as the Company is required to nominate Mr. Ravich pursuant to clause 1.2 above.

     1.5 Mark Ravich shall agree, if requested by the Investor, to serve as a Director for at least two years following the date hereof so long as the Company maintains Director and Officer Insurance with policy limits (and deductibles) at the levels existing at the date hereof.

     1.6 Subject to waiver by the Investor in its sole and absolute discretion, so long as the Investor is entitled to have its designees nominated to the Board of Directors in accordance with clause 1.1 above, the Compensation Committee of the Board of Directors shall consist of three directors, at least two of which shall be the designees of the Investor and the Audit Committee of the Board of Directors shall consist of three directors, at least one of which shall be a designee of the Investor.

2.   MISCELLANEOUS

     2.1 COUNTERPARTS. This Agreement may be executed in several counterparts, and all counterparts so executed shall constitute one agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the original or the same counterpart.

     2.2 SURVIVAL. This Agreement shall be binding upon, and, as to permitted or accepted successors, transferees and assigns, inure to the benefit of the parties hereto and their respective legal representatives, successors, transferees and assigns, in all cases whether by merger, reverse merger, consolidation, sale of assets, other sale, operation of law or otherwise.

     2.3 SEVERABILITY. In the event any Section, or any sentence within any Section, is declared by a court of competent jurisdiction to be void or unenforceable, such sentence or Section shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in full force and effect.

     2.4 NOTIFICATION OR NOTICES. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given if personally delivered or deposited in the United States mail, registered or certified, postage prepaid, addressed to the parties' addresses set forth below. Notices given in the manner provided for in this Section 2.4 shall be deemed effective on the third day following deposit in the mail or on the day of delivery if given by hand. Notices must be addressed to the parties hereto at the following addresses, unless the same shall have been changed by notice in accordance herewith:

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          If to the Company, at:

          Universal International, Inc.
          5000 Winnetka Avenue North
          New Hope, Minnesota 55428
          Fax No.:
          Attn:

          with a copy to:



          If to Investor, at:

          99 Cents Only Stores
          4000 Union Pacific Avenue
          City of Commerce, California 90023
          Fax No.:
          Attn: David Gold

          with a copy to:

          Troop Meisinger Steuber & Pasich LLP
          10940 Wilshire Blvd., Suite 800
          Los Angeles, California 90024
          Fax No.:  (310) 443-7599
          Attn:  C.N. Franklin Reddick III, Esq.

          If to Mark Ravich, at:

          7609 Stonewood Court
          Edina, Minnesota 55439

     2.5 CONSTRUCTION. The language in all parts of this Agreement shall be in all cases construed simply according to its fair meaning and not strictly for or against any of the parties.

     2.6 GOVERNING LAW. This Agreement shall be construed according to the laws of the State of Minnesota, without giving effect to the principles of conflicts of law thereof.

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     2.7  ADDITIONAL DOCUMENTS.  Each party, upon the request of another party, agrees to perform all further acts and execute, acknowledge and deliver all documents which may be reasonably necessary, appropriate or desirable to carry out the provisions of this Agreement, including but not limited to acknowledging before a notary public any signature heretofore or hereafter made by party.

     2.8 WAIVER. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

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     IN WITNESS WHEREOF the parties have caused this Agreement to be executed the day and year first above written.

                              UNIVERSAL INTERNATIONAL, INC.,
                              a Minnesota corporation


                              By:       _________________________________
                              Name:     _______________________________
                              Title:    Chief Executive Officer and Chief
                                        Financial Officer


                              99 CENTS ONLY STORES,
                              a California corporation


                              By:       _________________________________
                              Name:     David Gold
                              Title:    President, Chief Executive Officer and
                                        Chairman of the Board



                              MARK RAVICH


                              _________________________________


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